                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                   TO RULES 13d-1(b) AND (c)  AND AMENDMENTS
                      THERETO FILED PURSUANT TO RULE 13d-2
                              (Amendment No. 1)/1/



                             Cyberian Outpost, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  231914 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   ----------



_______________
    /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages

-------------------------                                ---------------------
  CUSIP No. 231914 10 2                13G                 Page 2 of 7 Pages
-------------------------                                ---------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      PRIMUS CAPITAL FUND IV LIMITED PARTNERSHIP
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          600,960 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          600,960 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      600,960 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      2.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                                ---------------------
  CUSIP No. 231914 10 2                13G                 Page 3 of 7 Pages
-------------------------                                ---------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      PRIMUS VENTURE PARTNERS IV LIMITED PARTNERSHIP
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          626,000 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          626,000 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      626,000 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      2.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                                ---------------------
  CUSIP No. 231914 10 2                13G                 Page 4 of 7 Pages
-------------------------                                ---------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      PRIMUS VENTURE PARTNERS IV, INC.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          626,000 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          626,000 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      626,000 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      2.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                                ---------------------
  CUSIP No. 231914 10 2                13G                 Page 5 of 7 Pages
-------------------------                                ---------------------

                                  SCHEDULE 13G

          Amendment No. 1 to the Statement on Schedule 13G filed on February 9, 1999 (the "Statement") by Primus Capital Fund IV Limited Partnership, ("PCF IV") a Delaware limited partnership, by virtue of its direct beneficial ownership of Common Stock (as defined below), Primus Venture Partners IV Limited Partnership ("PVP LP"), a Delaware limited partnership, by virtue of its indirect beneficial ownership as the sole general partner of PCF IV, and Primus Venture Partners IV, Inc. ("PVP Inc."), a Delaware corporation, by its indirect beneficial ownership as the sole general partner of PVP LP (collectively, the "Reporting Persons"), relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Cyberain Outpost, Inc., a Connecticut corporation (the "Company"), and is being filed pursuant to Rule 13d-(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended. Unless otherwise defined herein, capitalized terms used herein shall have the meanings given to such terms in the Statement. Items 4 and 5 of the Statement are amended and supplemented as set forth below:

Item 4.   Ownership:

          Item 4 of the Statement is hereby deleted in its entirety and replaced with the following:

          (a)-(c). Each Reporting Person named in response to Item 2 hereof has, as of December 31, 1999, shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the Common Stock as follows:

               Primus Capital Fund IV Limited Partnership. PCF IV has the shared power to vote and to dispose of 600,960 shares of Common Stock currently held by PCF IV, constituting approximately 2.5% of the outstanding Common Stock.

               Primus Venture Partners IV Limited Partnership. PVP LP, as the sole general partner of PCF IV, may be deemed to have the shared power to vote and to dispose of 600,960 shares of Common Stock currently held by PCF IV. In addition, PVP LP is also the sole general partner of Primus Executive Fund Limited Partnership ("PEF") and, in such capacity, may be deemed to have shared power to vote and dispose of the 25,040 shares of Common Stock currently held by PEF. In total, PVP LP may be deemed to have the shared power to vote and dispose of approximately 2.7% of the outstanding Common Stock. The filing of this Schedule 13G by PVP LP shall not be considered an admission that PVP LP is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by PCF IV or PEF.

               Primus Venture Partners IV, Inc. PVP Inc., as the sole general partner of PVP LP, may be deemed to have the shared power to vote and to dispose of 600,960 shares of Common Stock currently held by PCF IV and the 25,040 shares of Common Stock currently held by PEF. In total, PVP Inc. may be deemed to have the shared power to vote and dispose of approximately 2.7% of the outstanding Common Stock. The filing of this Schedule 13G by PVP Inc. shall not be considered an admission that PVP Inc. is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by PCF IV or PEF.

               PVP Inc. has five shareholders and directors, Loyal W. Wilson, James T. Bartlett, William C. Mulligan, Jonathan E. Dick and Steven Rothman.

-------------------------                                ---------------------
  CUSIP No. 231914 10 2                13G                 Page 6 of 7 Pages
-------------------------                                ---------------------

               Pursuant to Rule 13d-5(b)(1) under the Exchange Act, the Reporting Persons may be deemed as a group to have beneficial ownership of 626,000 shares of Common Stock, the aggregate number of shares of Common Stock held by the Reporting Persons, representing approximately 2.7% of the outstanding Common Stock as of December 31, 1999. Except as otherwise specifically noted, all of the percentages calculated in this Schedule 13G are based upon an aggregate of 23,632,668 shares of Common Stock outstanding on or about December 31, 1999, as disclosed in the Company's last filed 10Q. Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person.

Item 5.   Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

-------------------------                                ---------------------
  CUSIP No. 231914 10 2                13G                 Page 7 of 7 Pages
-------------------------                                ---------------------

                                   SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: February 10, 2000

                                PRIMUS CAPITAL FUND IV LIMITED
                                PARTNERSHIP

                                By:   Primus Venture Partners IV Limited
                                      Partnership
                                Its:  General Partner

                                By:   Primus Venture Partners IV, Inc.
                                Its:  General Partner


                                By:     /s/ Loyal W. Wilson
                                      -----------------------------------

                                Its:    President
                                      -----------------------------------


                                PRIMUS VENTURE PARTNERS IV
                                LIMITED PARTNERSHIP

                                By:   Primus Venture Partners IV, Inc.
                                Its:  General Partner

                                By:     /s/ Loyal W. Wilson
                                      -----------------------------------

                                Its:    President
                                      -----------------------------------


                                PRIMUS VENTURE PARTNERS IV, INC.

                                By:     /s/ Loyal W. Wilson
                                      -----------------------------------

                                Its:    President
                                      -----------------------------------